SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Not for release, publication or distribution, in whole or in part, directly or indirectly, in or into Australia, Canada, Japan, South Africa or any other jurisdiction where it is unlawful to distribute this announcement.

This announcement is not an announcement of a firm intention to make an offer under Rule 2.7 of the City Code on Takeovers and Mergers (the "Code") and there can be no certainty that an offer will be made.

FOR IMMEDIATE RELEASE

21 November 2014

Possible All Share Combination of
Aviva plc (“Aviva”) and Friends Life Group Limited (“Friends Life”)

▪	Creates UK’s leading insurance, savings and asset management business1

▪	Significantly increases cash flow and accelerates growth of Aviva’s dividend

▪	Strengthens Aviva’s balance sheet and reduces leverage, creating foundation for future growth

▪	Materially increases Aviva Investors’ total assets under management, increasing importance of fund management to the group

The Boards of Aviva and Friends Life note the recent press speculation and confirm that they have reached agreement on the key financial terms of a possible all share combination of Aviva and Friends Life (“Possible Offer”).

The Board of Friends Life has indicated to Aviva that it is willing to recommend the key financial terms of the Possible Offer (as set out below) to Friends Life shareholders, subject to reaching agreement on the other terms and conditions of any offer and the completion of mutual due diligence. Any transaction would be subject to regulatory approval.

A combination of Aviva and Friends Life would create the UK’s leading insurance, savings and asset management business by number of customers, with a stronger balance sheet and significantly higher cash flows, enhanced by substantial synergies, from which to accelerate dividend growth.

1 By number of customers and profits

Possible all share combination of Aviva and Friends Life

Under the terms of the Possible Offer, Aviva would acquire the entire ordinary share capital of Friends Life on the basis of an exchange ratio of 0.74 Aviva ordinary shares for each Friends Life ordinary share.

The exchange ratio and indicative premium have been agreed between the Boards of Aviva and Friends Life having taken into account the impact of the Value Share, and the consideration due from Friends Life to the holders of the Value Share entitlement under the terms of the Value Share arrangement. A detailed description of the Value Share is set out on page 74 of Friends Life's 2013 Annual Report and Accounts, while the most recent Friends Life net equity deployed figure is set out in Note 8 of Friends Life’s Interim Management Statement for the third quarter 2014.

In addition, the Possible Offer will be structured so that Friends Life shareholders would receive (whether by way of dividend or pursuant to the Possible Offer) an amount in cash equal to any Friends Life final dividend payment for the 2014 financial year (but would not be entitled to any additional amount in respect of any final Aviva dividend payment for the 2014 financial year).

Based on Aviva’s closing share price on 21 November 2014, the Possible Offer represents an indicative value of approximately 398.9 pence per Friends Life share (not including the value of the Friends Life final dividend for 2014 and the Value Share) representing an indicative premium of 15 per cent. to Friends Life’s closing share price on 21 November 2014 and an indicative premium of 28 per cent. to Friends Life’s three month average share price of 310.7 pence. Under the terms of the Possible Offer, Friends Life shareholders would own approximately 26 per cent. of the enlarged group.

Creates UK’s leading insurance, savings and asset management business

The Board of Aviva believes that the combination would create the leading insurance and savings business in the UK with 16 million customers, who stand to benefit from being part of a stronger and more diversified group with a wider product range. In line with Aviva’s true customer composite strategy, Friends Life’s 5 million customers will benefit from Aviva’s product offer in general insurance, health, and asset management as well as life insurance.

The transaction is also expected to lead to a substantial increase in profits and assets under management at Aviva Investors through the addition, over time, of Friends Life’s UK assets under management which are currently principally outsourced, materially increasing Aviva Investors’ total assets under management.

The combined business would have leadership positions across key product areas and be better positioned to take advantage of the evolving UK life insurance market with greater capacity to invest and innovate. Specifically the transaction would lead to a substantial increase in Aviva’s protection value of new business, more than double Aviva’s corporate pension assets under administration and create new opportunities by serving Friends Life’s £2 billion of annual pension vestings.

Accelerates Aviva’s transformation and enhances dividend growth

Over the past two years, Aviva has gone through a major transformation, creating significant value for its shareholders. The combination with Friends Life would accelerate Aviva’s transformation in line with its strategy of increasing group cash flow and investing for growth in its chosen markets.

The Board of Aviva believes that the combination with Friends Life would deliver significantly higher cash flows enhanced by substantial synergies, principally through operating efficiencies in the combined back books and the removal of overlapping overheads.

The combination would accelerate the transformation of Aviva’s balance sheet, including reducing leverage and strengthening capital and liquidity. These benefits are expected to increase the enlarged group’s financial and strategic flexibility and support further growth of Aviva’s dividends.

As required by Rule 2.6(a) of the Code, Aviva is required, by not later than 5.00 pm (London time) on 19 December 2014, to either announce a firm intention to make an offer for Friends Life in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline may be extended with the consent of the Takeover Panel in accordance with Rule 2.6(c) of the Code.

Any offer is subject to satisfactory completion of customary due diligence. Aviva reserves the right, with the recommendation of the Board of Friends Life, to amend the exchange ratio of Aviva ordinary shares for Friends Life ordinary shares.

There can be no certainty that Aviva will proceed to make an offer for Friends Life. A further announcement will be made in due course.

Aviva Enquiries
Colin Simpson                                                                +44 (0) 20 7662 8115
Investor Relations Director

Nigel Prideaux                                                                 +44 (0) 20 7662 0215
Group Communications Director

Aviva Adviser Enquiries

Morgan Stanley – Joint Financial Adviser and Corporate Broker
Donald Moore                                                               +44 (0) 20 7425 8000
Matt Cannon
Paul Baker

JPMorgan Cazenove – Joint Financial Adviser and Corporate Broker
Tim Wise                                                                        +44 (0) 20 7742 4000
Conor Hillery

Robey Warshaw – Joint Financial Adviser
Simon Robey                                                                 +44 (0) 20 7317 3900
Simon Warshaw

Finsbury
Conor McClafferty                                                       +44 (0) 20 7251 3801

Friends Life Enquiries
Yana O'Sullivan                                                            +44 (0) 845 268 3116
Director of Investor Relations

Tom Cannings                                                              +44 (0) 845 268 5139
Investor Relations

Friends Life Adviser Enquiries

Goldman Sachs – Financial Adviser
John Rafter                                                                   +44 (0) 20 7774 1000
Mark Sorrell
Paul Miller

Barclays – Financial Adviser and Corporate Broker
Jim Renwick                                                                 +44 (0) 20 7623 2323
Ben Davey
Tom Boardman

RBC Capital Markets – Financial Adviser and Corporate Broker
Oliver Hearsey                                                            +44 (0) 20 7653 4000
Kevin Smith

Bell Pottinger
Ben Woodford                                                           +44 (0) 20 7861 3917
Olly Scott                                                                    +44 (0) 7812 345 205

Important notices relating to financial advisers

Morgan Stanley & Co International plc, which is authorised and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority, is acting as joint financial adviser to Aviva and no one else in connection with the contents of this announcement and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the contents of this announcement or any matter referred to in this announcement.

JP Morgan Cazenove Limited, which is authorised and regulated by the Financial Conduct Authority and the Prudential Regulatory Authority, is acting as joint financial adviser to Aviva and no one else in connection with the contents of this announcement and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the contents of this announcement or any matter referred to in this announcement.

Robey Warshaw LLP, which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to Aviva and no one else in connection with the contents of this announcement and will not be responsible to anyone other than Aviva for providing the protections afforded to its clients or for providing advice in connection with the contents of this announcement or any matter referred to in this announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Friends Life and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Friends Life for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the matters referred to in this announcement.

Barclays Bank PLC, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Friends Life and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Friends Life for providing the protections afforded to clients of Barclays Bank PLC, or for providing advice in connection with the matters referred to in this announcement.

RBC Europe Limited (trading as RBC Capital Markets), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Friends Life and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Friends Life for providing the protections afforded to clients of RBC Capital Markets, or for providing advice in connection with the matters referred to in this announcement.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into Australia, Canada, South Africa or Japan or to any persons in any of those jurisdictions, except in compliance with applicable securities laws. Any failure to comply with this restriction may constitute a violation of Australian, Canadian, South Africa or Japanese securities laws. The distribution of this announcement in other jurisdictions may be restricted by law and persons into whose possession this announcement or other information referred to herein comes should inform themselves about, and observe, any such restrictions.

This announcement is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

This announcement is not an offer of securities in the United States.

The securities to which this announcement relates have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or with any regulating authority or under any applicable securities laws of any state or other jurisdiction of the United States, and may not be offered or sold within the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with applicable state law. The securities mentioned herein are expected to be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereunder.

Disclosure requirements of the Code

In accordance with Rule 2.10 of the City Code, Aviva confirms that, as at the date of this announcement, it has in issue 2,947,774,242 ordinary shares of 25p each (excluding ordinary shares held in treasury). The International Securities Identification Number (ISIN) of the ordinary shares is GB0002162385.

In accordance with Rule 2.10 of the City Code, Friends Life confirms that, as at the date of this announcement, it has in issue 1,411,977,028 ordinary shares of no par value. The International Securities Identification Number (ISIN) of the ordinary shares is GG00B62W2327.

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Publication of this announcement

A copy of this announcement will be made available subject to certain restrictions relating to persons resident in restricted jurisdictions on Aviva’s website (www.aviva.com) and on Friends Life’s website (www.friendslifegroup.com) no later than 12 noon on 22 November 2014.

The content of the websites referred to in this announcement is not incorporated into and does not form part of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 November, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary